EXHIBIT 11. COMPUTATION OF EARNINGS PER COMMON SHARE

FIRST SECURITY CORPORATION
COMPUTATION OF EARNINGS PER COMMON SHARE (in thousands, except per share amounts; unaudited) (A,B)
                                                                  Three Months          YTD Nine Months
For the Periods Ended September 30, 1998 and 1997                  1998        1997        1998        1997
-----------------------------------------------------------  ----------  ----------  ----------  ----------
NET INCOME:
Net income per consolidated income statements                    63,091      56,036     180,367     157,243
Subtract dividend requirement of preferred stock                      7           7          21          23
-----------------------------------------------------------  ----------  ----------  ----------  ----------
NET INCOME APPLICABLE TO COMMON STOCK (BASIC)                    63,084      56,029     180,346     157,220
Add dividend requirement of preferred stock                           7           7          21          23
-----------------------------------------------------------  ----------  ----------  ----------  ----------
NET INCOME DILUTED                                               63,091      56,036     180,367     157,243
===========================================================  ==========  ==========  ==========  ==========
EARNINGS PER COMMON SHARE BASIC                                    0.34        0.30        0.96        0.87
EARNINGS PER COMMON SHARE DILUTED                                  0.33        0.29        0.93        0.84
===========================================================  ==========  ==========  ==========  ==========
SHARES OUTSTANDING (AVERAGE):
Common shares                                                   189,169     188,398     188,869     184,893
Treasury shares                                                  (1,238)     (3,681)     (1,566)     (3,443)
-----------------------------------------------------------  ----------  ----------  ----------  ----------
COMMON SHARES BASIC (AVG)                                       187,931     184,717     187,303     181,450
Common share equivalents for options                              5,306       6,142       6,177       5,887
Preferred share equivalents                                         384         409         388         414
-----------------------------------------------------------  ----------  ----------  ----------  ----------
COMMON SHARES DILUTED (AVG)                                     193,621     191,268     193,868     187,751
===========================================================  ==========  ==========  ==========  ==========

(A) All FSCO financial data has been restated for the May 30, 1998 pooling-of-interests merger with California State Bank.
(B) Earnings Per Common Share Diluted were computed assuming that all outstanding shares of preferred stock were converted into common stock on the basis of 41.00625 shares of common for each share of preferred, with the elimination of dividends on the preferred stock.  Common stock equivalents are common stock options outstanding accounted for on the treasury stock method for purposes of these computations.
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